November 28, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Max Sound Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51886 Filed March 31, 2011

Dear Ms. Sweeney:

We represent Max Sound Corporation (“Max Sound” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 9, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) filed on March 31, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31. 2010

Management’s Discussion and Analysis or Plan of Operations

Results of Operations, page 11

1.
We note your response to prior comment 2 that there was $754,000 of unamortized endorsement fees as of June 30, 2011. In light of your disclosure that the purpose of the arrangements is to promote and market your social networking website, please explain to us your consideration of the impact of the company’s strategic shift to focus on the Max Sound technology in February 2011 on the unamortized endorsement fees. Similarly, explain the impact of the August 16, 2011 discontinuance of the So Act social media network on unamortized endorsement fees.

Response: In February of 2011, upon the Company's strategic shift to focus on the Max Sound Technology, the Company believed that the So Act website to be a viable and productive marketing channel in which to promote the Max Sound Technology. Therefore, management decided to maintain the So Act website and utilize it as a vehicle for promoting its intended new line of business. As of June 30, 2011, the So Act website was still active and the endorsement fees being amortized were still relevant. As of September 30, 2011, the remaining endorsement fees were fully amortized as reflected in our Form 10Q filed on November 14, 2011.

Further, we acknowledge the discontinuance of the website on August 16, 2011, however, we believe that this occurrence is post March 31, 2011 (date of filing), and not includable in the December 31, 2010 information. Therefore we have fully amortized the remaining unamortized endorsement fees of $754,000 in our Form 10Q filing dated November 14, 2011.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

2.
In your response to prior comment 3 you indicate that there are no legal or regulatory factors that limit the useful life of the technology rights for the Max Sound technology. Please describe for us more fully what exactly the company acquired, including the existence of any registered patents protecting the intellectual property. To the extent that the Max Sound technology was not protected by a patent at the time of acquisition, please explain to us how you considered the implications of this in your analysis. To the extent that patents are pending, please update us on the status of the registrations and describe consideration of the life of the patent in your analysis regarding the useful life of the Max Sound technology rights.

Response: The Company acquired the worldwide rights, title, and interest to all fields of use for the Max Sound technology, including, name rights, copyright rights, trademark rights, domain rights, patent rights, licensing rights, and sound diagrams and schematics.

At the time of purchase, the technology was not subject to a patent nor had anyone made a patent application.  However, in July of 2010, Max Sound applied for a patent on the technology of which is still pending as of the date of this letter.  One of the uses of this technology is to allow for audio files (that are currently compressed so much that the audio quality is significantly compromised and lowered in order to be transferred via the internet) to be transferred via the internet using less bandwidth while enhancing the listening experience similar to hearing the audio in a live setting.  Being that the technology is utilizing one of the latest technological advances in recent history (the internet) to enhance one of the most widely used facets of the internet (transfer of audio), we determined that having or not having a patent doesn't limit nor extend the useful life of this technology as defined in ASC 350-30-35-2 and/or ASC 350-30-35-4.

We further analyzed the life (20 years) of the patent applied for by Max Sound, and determined that a patent would appear to limit other companies from offering the same technology for 20 years, the 20 year (patent) time frame didn't present a foreseeable limit on the period of time over which the technology is expected to be used and/or contribute to cash flows of the reporting entity.  It is expected that this technology will be used and contribute to cash flows for an indefinite period of time.

3.
In your response to prior comment 3 you indicate the company plans to combat the technological obsolescence of the Max Sound technology by continuing to make improvements and/or revisions to stay in the front of the curve. Note that ASC 350-30-35-3(f) specifies that in evaluating the estimated useful life for intangible assets regular maintenance may be assumed but enhancements may not. Please explain to us specifically how you considered the rate of technological change and obsolescence in your determination that the rights to the Max Sound technology at the time of acquisition was expected to generated cash flows indefinitely.

Response: In evaluating the useful life of the Max Sound technology, we evaluated the necessary improvements and/or revisions to stay in front of the technological curve.  In determining the useful life of an asset and using the guidance prescribed by ASC 350-30-35-3(f), we determined at the time of purchase that the level of required maintenance to maintain the future cash flows was not material (less than 5%) in relation to the carrying value of the asset.  ASC 350-30-35-3(f) states "a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life."

In reference to the consideration of technological change and obsolescence in our determination that the rights to the Max Sound technology would contribute to the cash flows indefinitely, we analyzed the intended use of the technology and those known technologies at the time of purchase in determining that the technology had an indefinite life.  The technology is designed to convert existing audio files so that the transfer of these audio files over the internet is quicker, utilizes less bandwidth, and delivers a more enhanced sound similar to a live performance.  The technology will also convert existing audio files from other playback devices (cassette, 8 track tapes, records, CD, MP3, etc.) into a higher quality audio experience.  In making a determination during our analysis in reference to technological change and obsolescence, we determined that the technology acquired was at the forefront of the technology curve being that the technology is utilizing one of the latest technological advances in recent history (the internet) to enhance one of the most widely used facets of this technology (audio transfers) in addition to its ability to enhance all known existing audio playback modes.  Based on those factors, we believed that there was no foreseeable limit on the useful life of the technology or the period over which the technology is expected to contribute directly or indirectly to the future cash flows of the Company.

4.
In your response to prior comment 3 you compare and contrast the Max Sound technology to various product offerings by Dolby Laboratories, Inc. ("Dolby") and SRS Labs, Inc. ("SRS") and indicate that at the time of the purchase. Max Sound believed there were no companies positioned ahead of them in their ability to deliver the highest level of audio quality while decreasing file size and bandwidth. You further indicate that the company has assembled what they believe to be industry leaders to assist in the implementation of the company's business plan and maintaining their perceived technological lead within the industry. Please provide us with your analysis of competitive factors, including the following factors, based on the company's facts and circumstances in existence at the time of the purchase of the Max Sound technology rights:

•	name and brand recognition of Dolby and SRS and other established competitors;
•	existing distribution relationships within the industries in which the company intended to compete;
•	existing customer relationships of competitors within the industry;
•	range of complementary product and service offerings;
•	resources for competitive activities such as research and development, strategic acquisitions or alliances, sales and marketing, and lobbying industry and/or government standard setters;
•	any movements or trends toward using "open" standards rather than proprietary audio technologies; and
•	the existence of any de facto or implied industry technical standards.

Response: In our analysis and based on our interpretation of ASC 350-30-35-4, we believe the reference within this codification is to competitive factors that limit the useful life on an intangible asset.  We do not believe the mere size, name and brand recognition, products offered, established customer relationships, distribution channels, and/or strategic alliances of the existing competitors as factors that limit the useful life of the technology.  Our analysis focused on the competition within the markets that will be served by Max Sound.  Max Sound will be marketing their technology primarily through the internet and mainly to consumers that utilize the internet for the sharing of audio.  Being that the internet is one of the most open marketing environments that exist as of today, we didn't find any company(s) that had established distribution channels or any other barriers to Max Sound entering this market.  In contrast, we believe that Max Sound's prior knowledge in internet based marketing (through the implementation of their website So Act) will allow them to successfully compete for customers via the internet immediately.

We believe consumers will choose to utilize a Company's product(s) based on purchase price point and quality.  Being that the intended use of our technology at the time of purchase is to enhance existing audio on antiquated playback modes and the transfer of audio files over the internet, we determined that the existing competitors and/or governmental standards had not established any barriers to the Company's use of their technology in those two areas because consumers are not restricted in their purchase decision making process.

5.
In your response to prior comment 3 you refer to a 2008 blog by Neil Hunt of Netflix indicating that Netflix was working on solutions to deliver multichannel audio, which is what the Max Sound technology is capable of doing. Although you refer to Netflix in your response, it is not clear how Netflix's use of multichannel audio technologies supports the company's conclusion that at the time of the purchase of the Max Sound technology rights the intangible asset was expected to generate cash flows for the company indefinitely. For example we note October 2010 reports indicating that Netflix chose to partner with Dolby to provide multichannel audio to its streaming for certain devices. Please describe any existing customer or other contractual relationships which carried over to the company with the purchase of the technology rights. Clarify whether the previous owners of the Max Sound technology had actually generated any revenues or cash flows from the Max Sound technology that the company acquired.

Response: Upon the purchase of the Max Sound technology rights, the prior owners didn't have any customers and/or any contractual relationships that carried over to the Company.  In addition, the prior owners of the technology had not generated any revenue or cash flow from the Max Sound technology prior to the purchase of the technology by Max Sound.

Max Sound purchased the technology prior to any marketing efforts by the previous owners with the intent that they would begin marketing this technology along with their then current So Act operations at a later date.  It was not until February 2011, that Max Sound was able to implement and put into service this technology and begin their marketing efforts on this technology.

Sincerely,

/s/ Christine M. Melilli, Esq.

Christine M. Melilli, Esq.